Exhibit 12
AMETEK, Inc.
Statement Regarding Computation of Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2010	2009	2008	2007	2006
	(In thousands)
Earnings:
Income from continuing operations	$283,932	$205,770	$246,952	$228,020	$181,934
Income tax expense	122,318	88,863	119,264	108,424	81,752
Interest expense — gross	67,593	69,009	63,690	47,065	42,304
Capitalized interest	(71)	(259)	(38)	(199)	(137)
Amortization of debt financing costs(1)	—	—	—	—	—
Interest portion of rental expense	7,695	7,589	7,575	6,359	5,062

Adjusted earnings	$481,467	$370,972	$437,443	$389,669	$310,915

Fixed charges:
Interest expense, net of capitalized interest	$67,522	$68,750	$63,652	$46,866	$42,167
Capitalized interest	71	259	38	199	137
Interest portion of rental expense	7,695	7,589	7,575	6,359	5,062

Fixed charges	$75,288	$76,598	$71,265	$53,424	$47,366

Ratio of adjusted earnings to fixed charges	6.4x	4.8x	6.1 x	7.3 x	6.6 x

(1)	Included in interest expense.